EXHIBIT 99.2

Ciba Specialty             Ciba                       Ciba Specialites
Chemicals Inc.             Spezialitaetenchemie AG     Chimiques SA Suisse
Switzerland                Schweiz


                                                             [GRAPHIC OMITTED]
Page 1 of 2
August 20, 2003
Basel, Switzerland

News release

Ciba Specialty Chemicals plans to buy back up to 10% of its shares

o RETURNING CAPITAL TO SHAREHOLDERS WHILE MAINTAINING FINANCIAL FLEXIBILITY AND A HEALTHY BALANCE SHEET

Ciba Specialty Chemicals today announced that its Board of Directors has decided to buy back up to 10% of Ciba's shares.

Armin Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals, rationalizes this shareholder-friendly step as follows: "Ciba has a strong balance sheet and significant financial flexibility. Through this program, we now can maintain the flexibility for acquisition opportunities and at the same time provide a financial return to shareholders. Our aim is to take into account both the long-term interests of the Company and the interests of the shareholders. This buy-back program does not, however, reduce our interest in acquisitions, providing that the strategic fit and the price are right."

Under this program, Ciba Specialty Chemicals plans to set up a second trading line on the virt-x exchange to buy back up to 10% of its registered shares. On the second trading line, shares would be exclusively purchased by Ciba Specialty Chemicals for a period of one year. The share repurchase program will not be made with respect to the Company's ADSs (American Depositary Shares).

It is planned to cancel the repurchased shares, but the Board of Directors has reserved the right to use these shares for the financing of acquisitions. A cancellation would follow the approval of the 2004 Annual General Meeting.

The program, aimed primarily at institutional investors, allows a tax-efficient cancellation of shares.

Ciba Specialty Chemicals has mandated Credit Suisse First Boston, Zurich, to execute the share buy-back.


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DISCLAIMER: NO SECURITIES OFFERING

This press release is not and under no circumstances is to be construed as an offer to purchase or sell any securities issued by Ciba Specialty Chemicals and does not constitute an offer or solicitation for investment or funds.

This offer will not be made in the United States of America and to U.S. persons and may be accepted only by non-U.S. persons and outside the United States. Offering materials with respect to this offer must not be distributed in or sent to the United States and must not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2002, the Company generated sales of 7.1 billion Swiss francs and invested 294 million in R&D.

FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA                                                  INVESTOR RELATIONS
Thomas Gerlach                                       Matthias A. Fankhauser
Group Communications                                 Investor Relations
Tel: +41 61 636 4444                                 Tel: +41 61 636 5081
Fax: +41 61 636 3019                                 Fax: +41 61 636 5111


FORWARD-LOOKING STATEMENTS

Forward-looking statements and information contained in this Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.